ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2002

ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2002

INDEX

Page

Independent Auditors' Report	1-2

Management's Certification	3

FINANCIAL STATEMENTS

Statement of Net Assets Available for
Benefits, December 31, 2002	4

Statement of Net Assets Available for
Benefits, December 31, 2001	5

Statement of Changes in Net Assets	6
Available for Benefits, Year
Ended December 31, 2002

Notes to the Financial Statements	7-17

SUPPLEMENTAL SCHEDULES

Schedule of Assets Held for Investment Purposes	18

Independent Accountants' Report

Participants, Board of Trustees and
  Administrator of Artesian Resources
  Corporation Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Artesian Resources Corporation Retirement Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Artesian Resources Corporation Retirement Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilmington, Delaware

May 15, 2003

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

MANAGEMENT CERTIFICATION

DECEMBER 31, 2002

In accordance with the provisions of section 906(b) of the Sarbanes-Oxley Act of 2002 (H.R. 3763), we hereby certify that the Form 11-K containing the financial statements of Artesian Resources Corporation Retirement Plan as of and for the year ended December 31, 2002 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U. S. C. 78m or 78o(d)) and the information contained therein fairly presents, in all material respects, the financial condition and results of operations of Artesian Resources Corporation as of and for the year ended December 31, 2002.

June 20, 2003

    /s/Dian C. Taylor                /s/David B. Spacht

Dian C. Taylor                   David B. Spacht
Chief Executive Officer          Chief Financial Officer
Artesian Resources Corporation   Artesian Resources Corporation

ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN
STATEMENT OF NET ASSETS
AVAILABLE FOR BENEFITS
DECEMBER 31, 2002
	Participant Directed
	Fidelity Family of Mutual Funds

	Equity Income II	Aggressive Growth	Puritan	Managed Income Portfolio	Intermediate Bond	Diversified International	Artesian A	Participant Loans	Total

Assets:
Cash	$ 15,983	$ 7,360	$ 1,426	$ 27,924	$ 116,257	$ 3,487	$ 269	$ -	$ 172,706

Investments, at fair value─ value--Common/ Collective Trusts Trusts	-	-	-	980,704	-	-	-	-	980,704

Registered Investment Investment Companies	3,625,183	2,320,725	878,297	-	877,495	434,607	-	-	8,136,307

Employer Securities Securities	-	-	-	-	-	-	1,122,290	-	1,122,290

Participant Loans	-	-	-	-	-	-	-	320,720	320,720

Total Investments	3,641,166	2,328,085	879,723	1,008,628	993,752	438,094	1,122,559	320,720	10,732,727

Amount due from employer	-	-	-	69,680	-	-	15,714	-	85,394

Net assets available for benefits	$ 3,641,166	$ 2,328,085	$ 879,723	$ 1,078,308	$ 993,752	$ 438,094	$ 1,138,273	$ 320,720	$ 10,818,121
	==========	===========	=========	============	============	=============	==========	===========	============

See accompanying notes to the financial statements.

ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN
STATEMENT OF NET ASSETS
AVAILABLE FOR BENEFITS
DECEMBER 31, 2001

	Participant Directed
	Fidelity Family of Mutual Funds

	Equity Income II	Aggressive Growth	Puritan	Managed Income Portfolio	Intermediate Bond	Diversified International	Artesian A	Participant Loans	Total

Assets:
Cash	$ 3,741	$ 5,425	$ -	$ 3,925	$ -	$ 98	$ 100	$ -	$ 13,289

Investments, at fair value─ Common/ Collective Trusts	-	-	-	851,895	-	-	-	-	851,895

Registered Investment Companies	4,155,194	3,459,257	883,719	-	921,751	286,125	-	-	9,706,046

Employer Securities	-	-	-	-	-	-	1,083,206	-	1,083,206

Participant Loans	-	-	-	-	-	-	-	346,069	346,069

Total Investments	4,158,935	3,464,682	883,719	855,820	921,751	286,223	1,083,306	346,069	12,000,505

Amount due from employer	1,143	2,870	528	289	208	92,574	-	-	97,612

Net assets available for benefits	$4,160,078 ==========	$ 3,467,552 ===========	$ 884,247 =========	$ 856,109 ===========	$ 921,959 ============	$ 378,797 =============	$ 1,083,306 ==========	$ 346,069 ===========	$ 12,098,117 ===========

See accompanying notes to the financial statements.

ARTESIAN RESOURCES CORPORATION

RETIRMENT PLAN

STATEMENT OF NET ASSETS

AVAILABLE FOR BENEFITS

DECEMBER 31, 2002
	Participant Directed
	Fidelity Family of Mutual Funds

	Equity Income II	Aggressive Growth	Puritan	Managed Income Portfolio	Intermediate Bond	Diversified International	Artesian A	Participant Loans	Total

Additions to Net Assets attributed to:

Investment income: Net appreciation (deprecia-tion) of investments	$ (682,986)	$ (1,443,071)	$ (100,973)	$ -	$ 42,932	$ (77,752)	$ (43,635)	$ -	$ (2,305,485)
Dividends	48,284	-	26,770	-	51,278	3,297	41,838	-	171,467
Interest	-	-	-	48,107	-	-	-	22,407	70,514

Contributions
Participants	185,448	252,109	64,206	37,117	52,210	15,773	36,024	-	642,887
Employer	121,673	80,126	18,836	156,839	98,446	81,127	27,072	-	584,119
	(327,581)	(1,110,836)	8,839	242,063	244,866	22,445	61,299	22,407	(836,498)

Deductions from Net Assets attributed to:

Participant distributions	53,632	18,257	12,009	44,313	275,677	6,596	13,985	19,029	443,498
Total deductions	53,632	18,257	12,009	44,313	275,677	6,596	13,985	19,029	443,498
Net increase (decrease) prior to inter-fund transfers	(381,213)	(1,129,093)	(3,170)	197,750	(30,811)	15,849	47,314	3,378	$ (1,279,996)
Inter-fund transfers	(137,699)	(10,374)	(1,354)	26,209	102,604	43,448	7,653	(30,487)	-
Net increase (decrease) in plan assets	(518,912)	(1,139,467)	(4,524)	223,959	71,793	59,297	54,967	(27,109)	(1,279,996)
Net assets available for benefits-beginning of year	$4,160,078	3,467,552	884,247	856,109	921,959	378,797	1,083,306	346,069	12,098,117

Net assets available for benefits-end of year	$3,641,166 ==========	$ 2,328,085 ===========	$ 879,723 =========	$ 1,080,068 ===========	$ 993,752 ============	$ 438,094 ============	$ 1,138,273 ==========	$ 318,960 ==========	$ 10,818,121 ===========

See accompanying notes to the financial statements.

ARTESIAN RESOURCES CORPORATION
RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 DESCRIPTION OF THE PLAN

General

Effective July 1, 1984, Artesian Resources Corporation (the "Company") established the Artesian Resources Corporation Retirement Plan (the "Plan") as a defined contribution retirement plan for its employees. Pursuant to Internal Revenue Code ("IRC") Section 401(k), the Plan permits employees to exclude contributions to the Plan from their current taxable income, subject to certain limits. The Plan is administered by a Committee of Trustees, which consists of five members appointed by the Company's Board of Directors. Plan administration expenses may be paid out of the plan unless paid by the Company. The Company paid all such expenses incurred during 2002.

Participation, Vesting and Withdrawals

Generally, all employees are eligible for Plan participation after attaining age 21 and completing 1,000 hours of service during a one-year period. Employees may elect to make tax-deductible contributions up to a maximum of 15 percent of their compensation; however, such contributions may not exceed the IRC limitation of $11,000 for all deferrals under all plans in 2002 (basic contribution). For every dollar an employee contributes up to 6 percent of compensation, the Company will provide a 50 percent matching contribution. In each Plan year, the Company may make a discretionary contribution to the Plan based on up to 2 percent of compensation for all employees eligible to participate in the Plan. The full discretionary contribution was made for 2002.

Also, the Company's Board of Directors, at its sole discretion, may make an additional discretionary contribution. No additional discretionary contributions were made for 2002.

Participant contributions and the related earnings thereon, are fully vested at all times. Company contributions and the related earnings thereon, vest as follows:

Years of Service	Vested Percentage

Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

Any forfeitures of non-vested contributions are offset against required Company contributions. Withdrawals may generally commence without penalty upon attaining age 59 1/2 or for situations involving hardship, as defined in the Plan and the IRC.

The Company also sponsored another defined contribution plan for its employees, the Supplemental Plan, which was merged into the Plan on March 31, 2000. The contribution and vesting guidelines for the participants of the Supplemental Plan continued and consist of the following:

•	Only employees as of April 26, 1994 are eligible for participation.

•

A service contribution is made by the Company to the Plan for all eligible participants each quarter based upon each employee's years of service and current compensation in accordance with the following schedule:

Years of Service	% of Compensation

1-5	2%
6-10	4%
11-20	5%
Over 20	6%

•	Participant contributions and the related earnings thereon, are fully vested at all times. Company contributions and the related earnings thereon, vest as follows:

Years of Service	Vested Percentage

Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 years or more	100%

•	Forfeitures are offset against required Company contributions. Any participant who separates from the Company for any reason, shall be entitled to receive the vested interest in their account.

         Investment Elections

         Participants may allocate basic and matching contributions among the various Fidelity Family of Mutual Funds and/or Artesian Resources Class A non-voting common stock.

         Participants may elect an allocation among one or more of the investment funds in multiples of 5 percent with a minimum investment of 10 percent in any selected fund. Discretionary Company contributions are invested by the Trustee in a uniform manner for all participants.

         Loans

         Participants may borrow from the Plan under the following guidelines:
    A participant may borrow as much as 50 percent of his account balance, subject to certain minimum and maximum limitations as defined in the Plan.
    Loans are repaid over a period not to exceed 5 years, unless the loan is to buy, build or substantially rehabilitate the borrower's principal residence.
    The participant's account balance is secured as collateral when the loan is executed. If a participant defaults on a loan, the loan is treated as a distribution from the plan to the participant.

    Interest rates on loans are prime plus one percent at the date of the loan.
    As loans are repaid to the plan, the total payment, principal plus interest, is credited back to the participant's account.

As disclosed in the Statement of Changes in Net Assets Available for Benefits, the net interfund transfer into Participant Loans for the year ended December 31, 2002 was made up of:

2002

New loans	$ 36,314
Loan repayments	(41,324)
Transfer of interest income	(25,477)

$ (30,487)
==========

Benefits

Participants are entitled to a benefit payment equal to the amount credited to their accounts upon retirement, upon permanent disability, at age 59 1/2, or upon termination of employment or death. In the event of death of a participant, a death benefit payment is made to the participant's beneficiary. In the event of termination, distributions of less than $5,000 must be made in a lump sum. All other distributions may be made in the form of a joint and survivor annuity, installments or in a lump sum subject to certain restrictions as defined in the Plan.

Termination

The Company may amend or terminate the Plan. In the event of Plan termination, the accounts of all participants affected shall become fully vested and nonforfeitable. Assets remaining in the Plan may be immediately distributed to the participants, inactive participants and beneficiaries in proportion to their respective account balances; or the trust may be continued with distributions made at such time and in such manner as though the Plan had not been terminated.

Change in Available Funds and Recordkeepers

During 2002, the Plan's Committee of Trustees unanimously approved changing the investment funds and third-party administrators (TPA). On January 7, 2003, the funds were sold, and the remaining cash was transferred to the new TPA.

NOTE 2   SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

For financial reporting purposes, the assets and liabilities of the Plan are reflected on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Plan assets held in the Fidelity Family of Mutual Funds and Artesian Resources Class A non-voting common stock are unsecured and are valued at fair value based on quoted market prices.

In accordance with the policy of stating investments at fair value, net unrealized appreciation (depreciation) for the year is included in the statement of changes in net assets available for benefits. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Distributions

Participant distributions are recorded when paid.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated March 19, 2002, that the original Plan plus amendments is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

NOTE 3    CREDIT RISK

The Plan has $172,706 and $13,289 for 2002 and 2001, respectively, in its Fidelity Cash Reserves and Fidelity Stock Reserves account. These funds are fully insured by the Securities Investor Protection Corporation (SIPC).

NOTE 4    MARKET RISK

All investments in the Plan, including holdings in Artesian "A" Common Stock, are subject to market risk.

NOTE 5    INVESTMENTS REPRESENTING 5% OR MORE OF NET ASSETS

            AVAILABLE FOR BENEFITS

The following investments each represent 5% or more of the net assets available for benefits at December 31, 2002:

       Fidelity Family of Mutual Funds
         Equity Income II
         Aggressive Growth
         Puritan
         Managed Income Portfolio
         Intermediate Bond Fund
       Artesian "A" Common Stock

Amounts allocated to withdrawing participants are reported on the Schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date.

NOTE 6    RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H

OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Schedule H of Form 5500:

	2002	2001

Net assets available for benefits per the financial statements	$10,818,121	$12,098,117

Amounts allocated to withdrawing participants	(153,040)	(10,017)

Net assets available for benefits per Schedule H to the Form 5500	$10,665,081	$12,088,100
	===========	===========

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2002 to Schedule H of Form 5500:

Benefits paid to participants per the financial statements	$ 443,498

Less: Amounts allocated to withdrawing participants at December 31, 2001.	(10,017)

Less: Amount allocated for accured loans to participants at December 31, 2002	(16,000)

Add: Amounts allocated to withdrawing participants at December 31, 2002.	153,040

Benefits paid to participants per Schedule H of Form 5500	$ 570,521
===========

SUPPLEMENTAL SCHEDULE

ARTESIAN RESOURCES CORPORATION

RETIREMENT PLAN

EIN: 51-0002090, PLAN NO.: 003
SCHEDULE H, PART IV, LINE 4i: SCHEDULE OF ASSETS HELD FOR

INVESTMENT PURPOSES AT END OF YEAR

AS OF DECEMBER 31, 2002
(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

	Fidelity Family of Mutual Funds	Cash Reserves	$ 172,706	$ 172,706
		Equity Income II	5,071,009	3,625,183
		Aggressive Growth	5,916,102	2,320,725
		Puritan	1,008,531	878,297
		Managed Income Portfolio	980,704	980,704
		Intermediate Bond	833,570	877,495
		Diversified International	515,185	434,607

		Total mutual funds	14,497,807	9,289,717

	*Artesian Resources Corporation	Class A non-voting common stock	889,139	1,122,290

	Participant Loans	Interest rates range from 7.50% to 10.50%, can borrow up to 50% of account balance, repayment terms range from 5 to 15 years	-	320,720
		Secured by account balance	$15,386,946	$10,732,727
			===========	===========

* Identifies the party as a "Party in Interest".